December 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Arcturus Therapeutics Holdings Inc.
Registration Statement on Form S-3
File No. 333-269003

Acceleration Request
Requested Date: December 30, 2022
Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Arcturus Therapeutics Holdings Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (Registration No. 333-269003) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey A. Baumel, Dentons US LLP, at (973) 912-7189 or Grant Levine, Dentons US LLP, at (212) 768-5384, outside counsel to the Company.

Sincerely,
Arcturus Therapeutics Holdings Inc.

/s/ Joseph E. Payne

Joseph E. Payne
Chief Executive Officer

cc:	Jeffrey A. Baumel, Dentons US LLP Ilan Katz, Dentons US LLP Grant Levine, Dentons US LLP